UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
Eagle Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

269796108
(CUSIP Number)

Michael D. Pinnisi
Hudson Executive Capital LP
570 Lexington Avenue, 35th Floor
New York, NY 10022
(212) 521-8495

with a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2019
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 841,777(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 841,777(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,777(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6%(2)
14	TYPE OF REPORTING PERSON
PN, IA

_______________________________
(1) Includes options that are held by Mr. Braunstein to purchase 30,000 shares of common stock, par value $0.001 per share (the "Shares"), of Eagle Pharmaceuticals, Inc. (the "Company"), that are exercisable within 60 days of May 14, 2019.
(2) Calculated based on 13,929,470 Shares outstanding as of April 30, 2019, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019.

CUSIP No. 269796108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 841,777(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 841,777(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,777(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6%(2)
14	TYPE OF REPORTING PERSON
PN, IA

_______________________________
(1) Includes options that are held by Mr. Braunstein to purchase 30,000 shares of common stock, par value $0.001 per share (the "Shares"), of Eagle Pharmaceuticals, Inc. (the "Company"), that are exercisable within 60 days of May 14, 2019.
(2) Calculated based on 13,929,470 Shares outstanding as of April 30, 2019, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019.

CUSIP No. 269796108	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 841,777(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 841,777(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,777(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6%(2)
14	TYPE OF REPORTING PERSON
IN

_______________________________
(1) Includes options that are held by Mr. Braunstein to purchase 30,000 shares of common stock, par value $0.001 per share (the "Shares"), of Eagle Pharmaceuticals, Inc. (the "Company"), that are exercisable within 60 days of May 14, 2019.
(2) Calculated based on 13,929,470 Shares outstanding as of April 30, 2019, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019.

CUSIP No. 269796108	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER

This second amendment to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of Eagle Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and supplements the information set forth in Schedule 13D filed on June 27, 2016 (the “Original Schedule 13D” and, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”).
This Amendment No. 2 is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (collectively, the “Reporting Persons”), to report, among other things, the execution of a plan for the sale of Shares designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (“Rule 10b5-1 Plan”).
The Reporting Persons beneficially own an aggregate of 841,777 Shares (the “Subject Shares”), including options that are held by Mr. Braunstein to purchase 30,000 Shares that are exercisable within 60 days of May 14, 2019. The Subject Shares represent approximately 6% of the outstanding Shares (calculated based on 13,929,470 Shares outstanding as of April 30, 2019, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019).
ITEM 2. IDENTITY AND BACKGROUND
Items 2 (a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:
(a) James C. Woolery, a reporting person on the Original Schedule 13D, is no longer a Managing Partner at Hudson Executive, and accordingly, is no longer a Reporting Person or member of a Section 13(d) group with Hudson Executive, Management GP and Mr. Braunstein. The Reporting Persons will continue to file statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.
(b) The principal place of business of the Reporting Persons is c/o Hudson Executive Capital, 570 Lexington Avenue, 35th Floor, New York, New York 10022.
(c) Management GP’s principal business is to serve as the general partner of Hudson Executive.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On July 5, 2016, Mr. Braunstein was granted stock options to acquire 10,000 Shares at an exercise price of $41.01 per share, 3,333 of which vested on July 5, 2017, 3,333 of which vested on July 5, 2018, and 3,334 of which will vest on July 5, 2019, subject to Mr. Braunstein’s continuous service with the Company as of the vesting date. On January 4, 2017, Mr. Braunstein was granted stock options to acquire 10,000 Shares at an exercise price of $84.92 per share, which vested on January 4, 2018. On January 7, 2018, Mr. Braunstein was granted stock options to acquire 10,000 Shares at an exercise price of $59.14 per share, which vested on January 7, 2019. On January 23, 2019, Mr. Braunstein was granted stock options to acquire 10,000 Shares at an exercise price of $42.40 per share, which will vest on January 23, 2020, subject to Mr. Braunstein’s continuous service with the Company as of the vesting date.
ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The Reporting Persons intend to sell Shares pursuant to a Rule 10b5-1 Plan.  A notice of the proposed sale of Shares on Form 144 was delivered to the Securities and Exchange Commission on May 13, 2019.

CUSIP No. 269796108	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Items 5 (a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:
(a), (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1 of this Amendment No. 2, and that information is incorporated by reference herein. Management GP, as the general partner of Hudson Executive, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.
(c) All transactions in the Shares effected during the past 60 days are set forth in Exhibit 4 attached hereto and incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On May 10, 2019, Hudson Executive entered into a Rule 10b5-1 Plan. A notice of the proposed sale of Shares on Form 144 was delivered to the Securities and Exchange Commission on May 13, 2019.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:
Exhibit 4 Schedule of transactions effected during the last 60 days

CUSIP No. 269796108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019
HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein